UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May      , 2007
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑         Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934         Yes ☐         No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date: May 25, 2007	By	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. TEL. 435/PR000/COM-10/2006
TELKOM FILED ITS FY’06 FINANCIAL STATEMENT TO BAPEPAM
Jakarta, May 25 2006 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) filed its audited consolidated full year 2006 financial statements to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges.
According to Director of Finance, Sudiro Asno, “We are delighted to announce that there has been some improvements in our performance namely Total Operating Revenues which have increased by Rp.9,486.8 billion or 22.7% compared to the same period last year. However, due to the early retirement program initiated this year, the Company has booked expenses in 2006 for the amount of Rp.1.5 trillion.”
Sudiro Asno added: “Despite the case, TELKOM has managed to record a 25.8% increase in operating income and a 38% increase in net income in 2006 for the amount of Rp.21.6 trillion and Rp.11.0 trillion respectively. This shows that TELKOM’s business fundamental is still solid.’
Complete Copies of both balance sheets and income statements are attached to this Press Release. For complete version, please visit www.telkom-indonesia.com
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com